August 16, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Nili Shah
           Branch Chief

Re: Royal Group Technologies Limited ("Royal", "we" or the "Company") Form 40-F for the Fiscal Year ended December 31, 2005
         File No. 1-14242

Dear Ms. Shah:


We hereby acknowledge receipt of the comment letter dated August 11, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2005.

As a result of your comment letter and the follow-up/clarification discussions with the Staff, the Company is planning to amend the MD&A in the Company's 2005 40-F. Attached you will find the expanded MD&A disclosure for the Income Taxes and Goodwill Impairment. Could you please review the attached and forward you comments, as we would like to file these amends as soon as possible.

We would like to express our appreciation to the Staff for providing their comments and reviewing our responses.

Sincerely,





/s/Jim Lawn

James G. Lawn
Chief Financial Officer



Attachments



cc:  Scott Bates, Royal Group Technologies Limited
     Audit Committee, Royal Group Technologies Limited
     Gus Rodriguez, Securities and Exchange Commission
     Scott Wetmore, KPMG LLP

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




Income Taxes

Income tax expense for the year ended December 31, 2005 was $8.5 million on a loss from continuing operations of $101.0 million. The Company is subject to an overall statutory tax rate of 34.12% and recognized a current income tax expense of $19.0 million and a future income tax recovery of $10.5 million for the year. A significant portion of the difference between the expected statutory income tax recovery of $34.4 million (34.12% x $101.0 million) and the total income tax expense of $8.5 million can be explained by the increase in the valuation allowance against the U.S. net future income tax asset ($26.0 million) and permanent differences for the accounting write-downs and other foreign jurisdiction operating losses.

Prior to 2005, the Company did not record a full valuation allowance against the U.S. net future income tax asset in part because the Company had available to it prudent and feasible tax planning strategies that would allow the Company to utilize the U.S. tax losses in the foreseeable future. During 2005 the Company embarked upon an initiative to seek potential buyers for the Company. In addition, the Company continued to incur operating losses in its U.S. operations. As a result of the sale process, management chose to simplify its organizational structure, while at the same time preserving its U.S. tax losses in order to make the Company more attractive to prospective purchasers. In doing so, the tax planning strategies available to the Company that permitted the Company not to record a valuation allowance against the U.S. tax losses were no longer prudent or feasible. As a consequence of the restructuring and after consideration of other relevant income measurement tests, the benefit of the U.S. net tax asset to the Company could not be supported at December 31, 2005. Accordingly, a valuation allowance equal to the net U.S. tax asset was recorded at that time.

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


Goodwill Impairment
The Company performs an annual goodwill impairment test in the fourth quarter of each year and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its estimated fair value. The fair value each of the reporting unit is estimated using discounted future cash flows. The process of determining fair values is subjective and requires management to exercise significant judgment in making assumptions about future results including revenue and cash flow projections and discount rates.

The following is a summary of the carrying value of goodwill and total assets for each reporting unit of the Company as at December 31, 2005:

-----------------------------------------------------------------------------------------------------------------------------------
                             Custom                                     Home      Window
                         profiles &    Building  Construction    improvement    covering
                          mouldings    products      products       products    products    Materials      Support          Total
-----------------------------------------------------------------------------------------------------------------------------------
Carry value of
Goodwill                    108,417      20,079        20,172              -           -        9,322        9,207        167,197

Total Assets                556,748     225,903       272,076        125,484     102,498      195,651      369,248      1,847,598



The fair value of each reporting unit is estimated based, in part, on assumptions regarding future operating performance having regard to the "Management Improvement Plan", which anticipates financial improvements through securing the cost and margin improvements described earlier in this document (see page 5). In addition to the cash flows anticipated to be generated as a result of implementation of the Management Improvement Plan, for the purposes of determining the estimated fair value of reporting units the Company used discount cash flow rates ranging from 10% to 12% and terminal value rates ranging from 5 to 7 times EBITDA. A 1% variance in these rates would have the following impact on the Company's estimated fair value of all reporting units at December 31, 2005:

         Discount Rate         +/-  1%  =  approximately $ 90 million
         Terminal Value Rate   +/-  1%  =  approximately $250 million

Internal and external risks and uncertainties associated with the Management Improvement Plan that can affect future operating performance and, thus, future cash flows include, but are not limited to:
-economic cycles
-fluctuations in housing starts
-fluctuations in the renovation market
-new product acceptance
-whether operating improvements are successfully implemented
-timing of the operating improvements

The Company completed its annual impairment analysis of goodwill as at December 31, 2005 and determined that the estimated fair value of goodwill in each reporting unit exceeded the

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

respective carrying value of each reporting unit and accordingly concluded that no impairment in goodwill existed at December 31, 2005.

As a result of the risks and uncertainties associated with the assumptions referred to above, there can be no assurance that projected cash flows expected to result from implementation of the Management Improvement Plan will be achieved. The Company regularly monitors cash flows of its reporting units as well as the discount rates and the terminal value rates applied for the purposes of determining the estimated fair value of each of its reporting units. Any significant difference in the Company's or than individual reporting units' financial performance from that used in determining estimated fair value will require the Company to test for goodwill impairment which may result in a goodwill impairment charge to be recorded in the future.


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